
SECUR] ‖‖‖‖‖‖‖‖‖‖‖‖‖‖ SION
06004476

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1010 Third Avenue__
(No. and Street)

__New Brighton__   __PA__   __15066__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Blake Daniels__   __724-846-2488__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Cottrill Arbutina & Associates, PC__
(Name – *if individual, state last, first, middle name*)

__1475 Third Avenue__   __New Brighton__   __PA__   __15066__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

I, _____ Blake W. Daniels _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Fortune Financial Services, Inc. _____ , as of _____ December 31 _____ , 20 05 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

NOTARIAL SEAL
DEBORAH J CIRCLE
Notary Public
NEW BRIGHTON BOROUGH, BEAVER COUNTY
My Commission Expires Feb 21, 2009

Blake W. Daniels
Signature

TREASURER
Title

Deborah J Circle
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTUNE FINANCIAL SERVICES, INC.

NEW BRIGHTON, PENNSYLVANIA

DECEMBER 31, 2005

FINANCIAL STATEMENTS

FORTUNE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS



Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants

Website: www.cottrillarbutina.com

Independent Auditor's Report

To the Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

We have audited the accompanying statement of financial position of Fortune Financial Services, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. at December 31, 2005 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

New Brighton, PA 15066
February 17, 2006

1

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current Assets		
Cash	$	130,676
Cash in Centralized Registration Depository Account		9,298
Investment - Stock (at cost)		4,600
Commissions Receivable		0
Commissions Receivable-30 Days Past Due		64,738
Total Current Assets	$	209,312
Equipment		
Equipment, at cost (less accumulated depreciation of $30,786)	$	17,604
Total Equipment	$	17,604
Total Assets	$	226,916

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	3,822
Commissions Payable		64,738
Escrowed Deposits for Spring Assessment		50,000
Withholding Taxes Payable		17,560
Total Current Liabilities	$	136,120
Stockholders Equity		
Common Stock ($1 Par Value, 100 Shares Issued and Outstanding)	$	100
Paid-in Capital		46,747
Retained Earnings		502,334
Distributions to Shareholders		(458,385)
Total Stockholders' Equity	$	90,796
Total Liabilities and Stockholders' Equity	$	226,916

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Commissions	$3,731,022
Interest	31
Other Income	163,162
	$3,894,215

Expenses:

Commissions and Fees	$3,230,422
Licenses	124,296
Salaries and Related Taxes	274,028
Occupancy	40,991
Communications	6,735
Depreciation	5,001
Other Expenses	124,825
	$3,806,298

Net Income	$ 87,917

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Paid-in Capital	Retained Earnings	Distributions to Shareholders	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2005	100	$ 100	$ 46,747	$ 414,417	$ (338,385)	$ 122,879
Issuance of Stock/Paid-in-Capital	0	0	0	0	0	0
Net Income	0	0	0	87,917	0	87,917
Distributions to Shareholders	0	0	0	0	(120,000)	(120,000)
Balance at December 31, 2005	100	$ 100	$ 46,747	$ 502,334	$ (458,385)	$ 90,796

See Notes to Financial Statements

4

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:

Net Income (Loss)		$	87,917
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	$ 5,001		
Changes in Assets/Liabilities:			
(Increase) Decrease in Commissions Receivable	(17,493)		
Increase (Decrease) in Accrued Expenses	(1,498)		
Increase (Decrease) in Commissions Payable	64,738		
Increase (Decrease) in Escrowed Deposits for Spring Assessmt	50,000		
Increase(Decrease) in Withholding Taxes Payable	17,560		
Total Adjustments			118,308
Net Cash Provided by Operating Activities		$	206,225
Cash Flows from Investing Activities:			
Purchase of Investments	$ 0		
Purchase of Equipment	(12,567)		
Net Cash Used in Investing Activities			(12,567)
Cash Flows from Financing Activities:			
Issuance of Common Stock	$ 0		
Distributions to Shareholders	(120,000)		
Net Cash Used in Financing Activities			(120,000)
Net Increase (Decrease) in Cash		$	73,658
Cash at Beginning of Year			66,316
Cash at End of Year		$	139,974

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Fortune Financial Services, Inc. (the Company) is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds and variable annuities.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. As an S Corporation, the Company is not subject to corporate income tax for federal and state filing purposes.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2-COMMISSIONS RECEIVABLE

As of December 31, 2005, Commissions Receivable - 30 Days Past Due consisted of estimated revenues due from investment companies for commissions earned by Company representatives for transactions prior to December 31, 2005.

NOTE 3 – COMMISSIONS PAYABLE

As of December 31, 2005, Commissions Payable consisted of estimated 12b-1 fees payable to the Company's registered representatives for transactions prior to December 31, 2005. In accordance with SEC Rule 17a-3, this estimate is recorded in the current year. In prior years, commissions payable was not reported in the net capital computation.

NOTE 4 – RETIREMENT PLAN

The Company has adopted a Simple IRA retirement plan for employees. Employees are eligible to participate if they have received at least $5,000 in compensation during any two prior years and who are reasonably expected to receive at least $5,000 in compensation during the current year. The Company matches employee contribution up to 3% of gross wages. Retirement plan expense for the year ended December 31, 2005 was $3,919.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2005, the Company had net capital of $53,945 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.31 to 1.

NOTE 6 - STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at any time during the year ended December 31, 2005, therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

NOTE 7 - SUPPLEMENTARY SCHEDULES REQUIRED UNDER RULE 15c3-3

The Company claims exemption from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.

SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

FORTUNE FINANCIAL SERVICES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2005

Net Capital		
Total Stockholders' Equity		$ 90,796
Deductions and/or Charges:		
Non-allowable Assets:		
Cash on hand	349	
CRD Account	9,298	
NASDAQ Stock	4,600	
Equipment, Net	$ 17,604	$ 31,851
Net Capital		$ 58,945
Aggregate Indebtedness		
Accrued Expenses		3,822
Commissions Payable		64,738
Escrowed Deposits for Spring Assessment		50,000
Withholding Taxes Payable		17,560
Total Aggregate Indebtedness		$136,120
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		5,000
Excess Net Capital		$ 53,945
Excess Net Capital at 1000%		$ 45,333
Ratio: Aggregate Indebtedness to Net Capital		2.31 to 1

In accordance with Generally Accepted Accounting Principles (GAAP), auditor recorded two additional liabilities for Escrowed Deposits for Spring Assessment, $50,000, and Withholding Taxes Payable, $16,373. Fortune Financial Services Inc. did not record these two additional liabilities under Aggregate Indebtedness in their calculation for Net Capital Computation and reported an Aggregate Indebtedness to Net Capital of .56 to 1.

See Notes to Financial Statements



Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants

Website: www.cottrillarbutina.com

Auditor's Report on Internal Control Structure

Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

In planning and performing our audit of the financial statements and supplemental schedules of Fortune Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Corporate Office: 1475 Third Avenue • New Brighton, Pennsylvania 15066 • Phone: 724-843-0165 • Fax: 724-843-6577
Pittsburgh Office: Seven Parkway Center 875 Greentree Road, Suite 1010 • Pittsburgh, Pennsylvania 15220 • Phone: 412-733-4029 • Fax: 412-733-4070

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

New Brighton PA 15066
February 17, 2006